82- SUBMISSIONS FACING SH

02034261

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Comercial Gomo, S.A. de C.V.

*CURRENT ADDRESS Blvd. Adolfo López Mateos No. 2370
Col. Altavista. C.P. 01060
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

FILE NO. 82- 34661 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DATE : 5-20-02

82-34661

AR/S
12-31-00

GRUPO
GOMO

02 APR 15 AM 10:0

GRUPO COMERCIAL GOMO, S.A. DE C.V.

Blvd. Adolfo López Mateos No. 2370
Col. Altavista. C.P. 01060
México, D.F.

Total shares of
Grupo Comercial Gomo S.A. de C.V. listed:
102,000,000, "SOLE" Series, Class I, ordinary, nominative shares, without par value, representing the fixed portion of common stock.

Registered in the:
Bolsa Mexicana de Valores, S.A. de C.V.

Trading Code: **GOMO**

The shares representing the common stock of Grupo Comercial Gomo, S.A. de C.V. are registered in the Securities Section of the National Securities and Brokers Registry (Registro Nacional de Valores e Intermediarios) and are traded on the Mexican Securities Exchange (Bolsa Mexicana de Valores, S.A. de C.V.)

Registration in the National Securities and Brokers Registry does not represent certification of the merit of securities or solvency of the issuer.

ANNUAL REPORT SUBMITTED IN CONFORMITY WITH CIRCULAR 11-33, ISSUED BY THE NATIONAL BANK AND SECURITIES COMMISSION (CNBV), FOR THE YEAR ENDED DECEMBER 31, 2000.

INDEX

I. GENERAL INFORMATION

1.1 Glossary of Terms and Definitions
1.2 Executive Summary
1.3 Risk Factors
1.4 Other Securities Registered in the RNVI
1.5 Significant Changes in the Fees of Securities Registered in the RNVI
1.6 Use of Funds.

II. THE COMPANY

2.1 History and Development of the Issuer
2.2 Description of the Business.

A. Main Activity
B. Distribution Channels
C. Patents, Licenses, Trademarks and Other Contracts
D. Principal Customers
E. Applicable Legislation and Tax Treatment
F. Human Resources
G. Information on the Market
H. Financial Information by Business Line, Geographical Region and Exports
I. Corporate Structure
J. Description of Principal Assets
K. Legal, Administrative or Arbitration Processes
L. Shares Representing Common Stock
M. Dividends.

III. FINANCIAL INFORMATION

3.1 Selected Financial Information
3.2 Management's Comments on and Analysis of the Company's Operating Results and Financial Position

A. Operating Results
B. Financial Position, Liquidity and Capital Resources.

IV. MANAGEMENT

4.1 Management and Stockholders.
4.2 Auditors.
4.3 Transactions with Related Parties and Conflict of Interest.

V. STOCK MARKET

5.1 Stock Structure

5.2 Behavior of the Share on the Securities Market.

VI. ATTACHMENTS

6.1 Audited Financial Statements

6.2 Responsibility Letter.

I. GENERAL INFORMATION

1.1 . GLOSSARY OF TERMS AND DEFINITIONS

Unless it is indicated otherwise, the terms listed below shall have the following meanings:

TERM	DEFINITION
"Company", "Corporation", or "Gomo"..	Grupo Comercial Gomo, S.A. de C.V.
"Grupo Gomo"..	Grupo Comercial Gomo S.A. de C.V. and Subsidiaries.
"CNBV"	National Bank and Securities Commission
"BMV"	Mexican Securities Exchange
"RNVI"	National Securities and Brokers Registry of the National Bank and securities Commission
"$"..	Amounts in pesos, legal tender of the United Mexican States
"US$"..	Amounts in dollars, legal tender of the United States of America.

1.2 . EXECUTIVE SUMMARY

Grupo Comercial Gomo S.A. de C.V. is the principal distributor of a range of brands and products of durable goods for domestic use and entertainment.

The operations of Grupo Gomo mainly cover the following lines:

- **Video**: This line includes screen, television sets, DVD players and videocassette recorders.
- **Audio:** This line includes mini-components, radio recorders, compact disc players and modular audio equipment.
- **Major household appliances:** This line includes refrigerators, washing machines, dryers, washer and dryer sets, microwave ovens, vacuum cleaners and air conditioners.
- **Entertainment line:** It includes consoles and accessories and video game software.
- **Musical instruments:** This line is represented mainly by pianos, but it also includes keyboards and guitars, among others.
- **Miscellaneous:** This line includes gardening products, sports equipment and sheet music.

Gomo's customers are grouped as follows:

- **Department stores**: Liverpool, Palacio de Hierro, Sears, Nuevas Fabricas de Francia, etc.
- **Self-service stores**: Wal-Mart, Costco, Carrefour, Gigante, Comercial Mexicana, Home-Mart.
- **Specialized stores**: Elektra, Viana, Hermanos Vázquez, Singer.
- **Government stores:** IMSS, ISSSTE, SEP.
- **Institutions**: Bancomer, Serfin

The Company buys products directly from the brand manufacturers or owners, for which it has distribution contracts that enable it to use the logos or trademarks of its suppliers; it also acts as and authorized service center.

The Company has a distribution center measuring 11,000 square meters, for control of its purchases, located east of Mexico City. It also has the warehouses of its customs agents in Laredo, Tx., San Diego, Cal., Manzanillo, Col. and Veracruz, Ver.

SELECTED FINANCIAL INFORMATION

The selected financial information shown below has been taken from the Company's financial statements. This information should be read in conjunction with said financial statements and their notes, which are attached to this report.

Statement of Income
Years Ended December 31, (*)

	*1998	*1999	*2000	% Var. 98 vs. 99	% Var. 99 vs. 00
Net Sales	1,327,411	1,234,653	1,292,707	-7.0%	4.7%
Gross income	333,115	290,479	293,776	-12.8%	1.1%
Operating Income	185,191	132,038	136,623	-28.7%	3.5%
Income before taxes	109,731	77,997	106,526	-28.9%	36.6%
Net income	77,238	48,816	61,022	-36.8%	25.0%

Amounts in thousands of Mexican pesos of December 31, 2000.

Balance Sheet
From January 1 to December 31, (*)

	*1998	*1999	*2000	98 vs. 99	99 vs. 2000
Current Assets	672,848	800,691	951,918	19.0%	18.9%
Property and Equipment, Net	42,996	37,805	55,877	-12.1%	47.8%
Deferred Assets	11,660	11,316	13,041	-3.0%	15.2%
Other Assets	986	4,343	1,975	340%	-54.5%
Total Assets	728,489	854,155	1,022,811	17.3%	19.7%
Current Liabilities	275,078	281,016	428,125	2.2%	52.3%
Long-term Debt	5,143	1,470	75,330	-71.4%	5024%
Total Liabilities	280,221	282,486	503,455	0.8%	78.2%
Stockholders' Equity	448,268	571,669	519,356	27.5%	-9.2%

Amounts in thousands of Mexican pesos of December 31, 2000.

Financial Ratios
Years ended December 31, (*)

	*1998	*1999	*2000
Current assets to current liabilities	2.45	2.85	2.22
Current assets to total liabilities	2.40	2.83	1.89

Total liabilities to total assets	0.38	0.33	0.49
Liabilities with cost to total liabilities	0.31	0.01	0.27
Total liabilities to stockholders' equity	0.63	0.49	0.97

The behavior of Gomo's shares on the stock market is shown below.

	Transaction Volume	Stock Volume	Amount in Mex. Pesos	Price
1998	2,289	41,653,790	465,711,500	7.72
1999	1,677	36,355,840	208,125,000	5.70
2000	470	20,140,000	97,649,820	3.70

1.3 . RISK FACTORS

The principal risk factors inherent to the Company are as follows:

Distribution Contracts

The Company has distribution contracts for all its trademarks, which do not grant it exclusive rights. These contracts are the result of the international policies of these supplier companies and are considered common practice on this market. Bearing in mind the interests of these suppliers themselves, as well as the cost-benefit of having a distributor in Mexico, the possibility of suppliers withdrawing the Company's distributions rights are very remote.

Dependence of Suppliers

There is no dependence on any of the suppliers in particular. Nonetheless, each and every one of them are important to the Company and, since contracts are quite flexible and companies are not committed with regard to volume, price or duration of the contract, suppliers can terminate their relationship with Gomo at any given time. But based on the mutual benefit to the Company and its suppliers, as well as the long-term relationship they have, the possibility of terminating contracts is minimum.

Dependence of Certain Customers

A total of 60% of Gomo's sales are with its four principal customers: Liverpool, Elektra, Costco and Sears. It is important to mention that this concentration is the norm for distribution on this market. Any decrease in purchases by any of these customers could have an adverse effect on the Company's income and operating results. Nonetheless, the risk of this type of situation occurring is mitigated by the fact that Gomo has important benefits for its customers, such as the following:

Highly competitive prices

Short-term availability of inventories, which enables them to lower their investment in inventories

No cost in import logistics

Warranty service support

Broad support through special promotions for floor displacement .

Dependence on Key Management Personnel

There is a group of key executives who have the know-how, business contacts and experience. Thus the loss of any one of these executive could cause the Company some damage. Nonetheless, in an awareness of this situation, since its shares have been traded on the BMV, the Company has gradually reacted to correct this weakness by providing increased training to its employees; thereby achieving a more horizontal integration.

Thee are other risk factors alien to business operations in themselves, but which could affect operations at any given time. They include the following:

Exchange Fluctuations

The Company has payment commitments covenanted in dollars, legal tender of the United States of America, to buy the products its distributes, since all its suppliers are foreign companies. Consequently, in the event of an important devaluation of the Mexican peso against the US dollars in the future, this would have an adverse effect on the Company's operations and financial results, as well as its capacity to meet its payment commitments contracted in this currency.

Nonetheless, it is important to mention that the Company has adopted measures to provide for an unfavorable foreign exchange situation, such as keeping uncommitted inventories in Laredo, Texas; which would enable it to return the merchandise to suppliers at any given time, at a minimum cost. Another measure has been to acquire exchange hedges for the equivalent of at least 60% of its accounts receivable.

On the other hand, inventories themselves represent a natural hedge because, since inventories are imports, as well as the products with which they compete, in the long-term it is the market that absorbs the effect of a devaluation.

World Economy

In view of the products and trademarks it handles, Gomo is a company that is influenced to a great extent by the performance of the international economy. A recession, particularly in the United States, could originate a surplus on the market, which would in turn impact profit margins.

Taxes on Products

The products marketed by the Company are subject to import taxes. Nonetheless, since most of them are imported from the United States, they are taxed at lower rates or even at the zero rate. There are other products imported from the East, which are in risk of a higher tax in order to prevent unfair competition with Mexican products.

1.4. OTHER SECURITIES REGISTERED IN THE RNVI

The only securities that GOMO has registered in the National Securities and Brokers Registry are the shares representing its common stock. These securities were registered on September 1, 1997, with the authorization of the CNBV.

The Company believes that it has submitted on a complete and timely basis the reports on its most significant events, as well as those pertaining to financial and legal information, in conformity with the requisites provided for in regulations currently in effect.

1.5 . SIGNIFICANT CHANGES IN THE FEES OF SECURITIES REISTERED IN THE RNVI.

To date, there is no change in the fees of the securities registered in the RNVI of Grupo Comercial Gomo, S.A. de C.V.

1.6 . USE OF FUNDS

In the primary portion of its public offering in September 1997, Grupo Gomo obtained an amount of approximately Mex. Ps. $78,030,302.25 (after deducting the commissions, fees and expenses originated by the offer). The total amount obtained was used to finance working capital and to support the Company's growth plans.

II. THE COMPANY

2.1 . HISTORY AND DEVELOPMENT OF THE ISSUER

The name of the entity is "Grupo Gomo", and it was registered on October 28, 1996. The term of the Company will be 99 years.

The tax domicile of Gomo is Blvd. Adolfo López Mateos No. 2370, segundo piso, colonia Altavista, México, D.F., C.P. 01060, which is also its corporate headquarters. Its telephone number is 5550-6650.

Gomo's corporate purpose is marketing, distribution, purchase-sale, and brokerage services and import-export of all types of electronic apparatus, household appliances, equipment and similar or related articles; as well as carrying out all commercial and industrial acts permitted by the laws of the Mexican Republic.

General Business Strategy

The Company's general business strategy is focused on expanding its distribution channels, increasing the number of products, trademarks and lines; thereby diversifying its operating base.
Gomo has over 300 sales personnel to promote and support sales of its products at customers' facilities, providing services of an independent nature to the Company.

Relevant Events

Acquisitions

In March 1998, the Company acquired the company entitled Chopin S.A. de C.V., which at that time had three stores, located on Alvaro Obregón Street (headquarters), and in Perisur and Santa Fe (shopping malls). This transaction, which was carried out at a cost of Mex. Ps. $7.008 million, was financed with the flow generated by the transaction.

New Distributions

In August 2000, Grupo Gomo opened a direct sales channel through the "Telefashion" stores. These stores are geared to a market niche with lower purchasing power, by selling merchandise with slight defects originated from merchandise returned to department stores. The investment in Telefashion totaled Mex. Ps. $1.354 million and was financed with the Company's own funds.

At the beginning of the year 2000, the Company made an investment of approximately Mex. Ps. $2.589 million to develop a virtual store on the Internet, entitled "klic-klic" (www.klicklic.com). On this site, it offers the products that Grupo Gomo represents in Mexico, to increase its market presence. It is important to mention that sales on the Internet are not significant, but the Company's management believes that this type of sales have considerable market potential in the future. Thus it wil continue to back its presence there.

In addition, a total of Mex. Ps. $5.251 million was invested in the purchase of two new Chopin stores, once located in Satélite, in Mexico City; and another in Monterrey. The other three stores were also remodeled.

2.2. DESCRIPTION OF THE BUSINESS

A. PRINCIPAL ACTIVITY

The principal business lines of Gomo are: video, audio, appliances, entertainment and musical instruments.

The Company's general process is based on a sales plan, as well as its knowledge of the market. This is the origin of the purchase orders by Gomo from its suppliers, filling of these orders, and their storage in the United States; as well as handling of the respective import proceedings, storage of the merchandise at its various warehouses and subsequently distribution of the goods to the various points of sale.

Suppliers

Gomo has a portfolio of suppliers comprised mainly of the following companies:

Audio: Kenwood, Toshiba, Mitsubishi
Video: Mitsubishi, Toshiba, Loewe, Philco
Appliances: Frigidaire, Eureka, Electrolux
Entertainment: PlayStation
Musical Instruments: Yamaha, Steinway, Baldwin, Suzuki
Other: Yonex

The Company is responsible for import, representation, distribution, services, advertising and preparation of manuals in Spanish for these brands in Mexico.

The Company obtains the products it markets directly from the brand manufacturers or owners. Purchases are mainly guaranteed through letters of credit.

Gomo's two main suppliers are Kenwood y Frigidaire; and they represent 27% and 16%, respectively, of total sales. Nonetheless, the Company is not dependent on either of these suppliers, since the electronic and appliance market has a wide range of suppliers.

In 1999, the Company obtained a license for use of the name brand Philco, which represents 17.4% of its total sales. This license has a duration of six years.

Cyclical Nature of Business

Most of the Company's sales are carried out in the months of September, October and November, right before the Holiday season, since stores purchase inventories to meet demand during this season.

The following table shows product categories during each one of the past three years.

	2000		1999		1998	
Audio	351,185	27%	372,480	30%	400,965	30%
Video	493,133	38%	470,203	38%	624,248	47%
Appliances	257,591	20%	246,674	20%	236,118	18%
Entertainment	139,571	11%	83,621	7%	0	0%
Chopin	35,238	3%	53,380	4%	39,706	3%
Other	15,989	1%	8,295	1%	26,374	2%
TOTAL	**1,292,707**	**100%**	**1,234,653**	**100%**	**1,327,411**	**100%**

Amounts in thousands of Mexican pesos of December 31, 2000

B. DISTRIBUTION CHANNELS.

The Company has a warehouse measuring 11,000 square meters located east of Mexico City, which it uses as a distribution center. There it stores the products imported from the United States, for subsequent delivery to its customers through its own vehicle fleet. This distribution center has a private bonded warehouse, which enables the Company to defer payment of duties on some products until they leave the warehouse for their sale.

The stores that sell the products distributed by Gomo to the final consumer constitute the Company's final distribution and marketing channels.

Department stores: Liverpool, Palacio de Hierro, Sears, Nuevas Fabricas de Francia, etc.

Self-service stores: Wal-Mart, Costco, Carrefour, Gigante, Comercial Mexicana, Home Mart.

Specialized stores: Elektra, Viana, Hermanos Vázquez, Singer.

Government: IMSS, ISSSTE, SEP.

Institutions: Bancomer, Serfin

C. PATENTS, LICENSES, TRADEMARKS AND OTHER CONTRACTS

In regard to Industrial Property, Gomo owns some trademarks, including the following:

Brand Name:

The Company owns the rights to its company name "GRUPO GOMO", as of January 3, 1998 and up to January 3, 2006.

Trademarks:

Grupo Gomo owns the rights to the trademark "SALA CHOPIN", as of March 13, 2000 and up to March 13, 2010. This trademark protects all matters pertaining to musical instruments, stationery, education, cultural activities, sheet music, etc.

In addition, Grupo Gomo owns the trademark "NAOKI", as of August 8, 1995 and up to August 8, 2005. Grupo Gomo handles electronic apparatus with this brand name.

The "GOMO" trademark also belongs to the Company as of August 8, 1995 and up to August 8, 2005, with products such as fans and electric ovens.

Grupo Gomo also owns title to "klic-klic.com" on the Internet and its brand name on the Internet, the virtual store developed by the Company in 1999 offering the products that Gomo represents and markets in Mexico.

Licenses:

On August 12, 1999, Gomo obtained the license for use of the trademark PHILCO, in effect up to April 5, 2005. The license grants Gomo the right to manufacture, market and distribute Philco brand name products in Mexico. Television sets and videocassette players are the principal products manufactured under this trademark.

Trademarks of the products marketed by Grupo Gomo belong to the suppliers; nonetheless, their use for commercial purposes is allowed pursuant to the distribution contracts.

D. PRINCIPAL CUSTOMERS

The Company has over 100 customers, but two of them – Liverpool and Elektra –accounted for 37.5% of its total sales in the year 2000. Thus it may be considered that there is a dependency on these two customers.

The following table shows distribution of the Company's sales in the major stores:

Distribution of Sales by Customer

	2000		1999	
Elektra	280,523	21.7%	269,335	21.8%
Liverpool	204,201	15.8%	226,125	18.3%
Costco	155,812	12.1%	117,863	9.5%
Sears	134,074	10.4%	93,437	7.6%
Other	518,097	40.0%	527,893	42.8%
Total	**$ 1,292,707**	**100 %**	**$ 1,234,653**	**100 %**

Amounts in thousands of Mexican pesos of December 31, 2000

The caption of ther customers includes Hermanos Vázquez, Wal-Mart, El Palacio de Hierro, Singer, Gigante, Comercial Mexicana, Salinas y Rocha and Viana, among others.

The table below shows sales and percentages of the main sectors in which the Company participates:

Sales by Type of Customer

SECTOR	2000		1999		1998	
Department stores	375,110	29%	356,885	29%	363,199	27%
Specialized stores	380,507	29%	399,135	32%	427,210	32%
Self-service stores	334,622	26%	286,606	23%	305,798	23%
Government stores	-1,873	0%	38,864	3%	28,433	2%
Other	204,341	16%	153,163	13%	202,771	16%
Total	**$1,292,707**	**100%**	**$1,234,653**	**100%**	**1,327,411**	**100%**

Amounts in thousands of Mexican pesos of December 31, 2000

E. APPLICABLE LEGISLATION AND TAX TREATMENT

The Company is governed by the General Corporate Law, the Law on Credit Instruments and Operations and other applicable legislation. It is also governed by its own corporate bylaws, the Securities Market Law and the general provisions issued by the National Bank and Securities Commission applicable to issuer corporations.

Grupo Comercial Gomo, S.A. de C.V. is a Mexican corporation resident in the United Mexican States, which is subject to all taxes, duties and tax burdens applicable in Mexico to corporations.

F. *HUMAN RESOURCES*

Grupo Gomo has 289 employees; as follows is a breakdown of its employees for the past three years:

	Dec-00	Dec-99	Dec-98
Staff	289	317	304

The union personnel of Gomo totals 140 employees, who are affiliated to the Presidente Adolfo López Mateos Union. The Company has excellent labor relations with this union.

G. MARKET INFORMATION

Market

Gomo participates in the market for distribution of electrical and electronic apparatus in areas such as: audio, video, electrical appliances and equipment, entertainment; and distribution of musical instruments, among others.

Market share

Even though the Company has internal market measurements, it does not have an independent, reliable study on the subject. Thus it is not in a position to furnish information based on an independent opinion.

Competitors

All the brands not represented by the Company in the segments described above, such as those listed below, represent competition for Gomo:

Sony, Aiwa, Phillips, JVC, etc., in audio and video

Whirlpool, Across, White Westinghouse, IEM, Mabe, Kitchen Aid, etc., in major household appliances

Nintendo and Sega in the entertainment sector

Casa Veerkamp in the musical instruments line.

H. FINANCIAL INFORMATION BY BUSINESS LINE

The principal product lines and their respective sales volumes are shown below:

Sales by Product Line

	2000		1999		1998	
Audio	351,185	27%	372,480	30%	400,965	30%
Video	493,133	38%	470,203	38%	624,248	47%
Appliances	257,591	20%	246,674	20%	236,118	18%
Entertainment	139,571	11%	83,621	7%	0	0%
Chopin	35,238	3%	53,380	4%	39,706	3%
Other	15,989	1%	8,295	1%	26,374	2%
TOTAL	**1,292,707**	**100%**	**1,234,653**	**100%**	**1,327,411**	**100%**

Amounts in thousands of Mexican pesos of December 31, 2000

Due to the nature of Gomo's business, data is not shown for exports and sales by geographical region.

I. CORPORATE STRUCTURE

Grupo Comercial Gomo, S.A. de C.V. is the holding company of Grupo Gomo, and is the company traded on the BMV; it has the following subsidiaries:

ESTRUCTURA CORPORATIVA
GRUPO GOMO



Grupo Comercial Gomo, S.A. de C.V.
GIG
PEPE
CHOPIN
SIMSA
WG
TELEGOMO

Grupo Internacional Gomo, S.A. de C.V. (GIG)
It was established in 1989, and is engaged in import, marketing, distribution and purchase-sales of electronic apparatus and household appliances. The Company owns 99% of the shares of this company.

Promotores de Electrónica y Planeación Empresarial, S.A. de C.V. (PEPE)
It was established in May 1996 for the purpose of rendering all types of personnel services to GOMO and to the rest of the companies comprising the Group. The Company holds 98% of the shares of this company.

Chopin, S.A. de C.V. (CHOPIN)
This company, which was incorporated in March 1996, is engaged mainly in direct sale to the public, through its five stores, of musical instruments, top-quality audio and video products, and a small line of sports articles. The brands it handles include Suzuki, Casio, Baldwin, Wurlitzer, etc. The Company holds 51.04% of the shares representing the common stock of this company.

Servicios Integrales de Música, S.A. de C.V. (SIMSA)
GOMO established this company in March 1998, as a result of purchase of Chopin, to provide support and services to the articles sold by Chopin. At present, GOMO owns 99.33% of its shares.

WG de México, S.A. de C.V. (WG)
In December 1997, with a share of 98% in the stock of this company, GOMO incorporated WG, for the purpose of distributing major household appliances. Nonetheless, this transaction was absorbed by Grupo Comercial Gomo; therefore it remained in suspension of activities until January 2000, when it was reactivated to carry out Gomo's virtual store project:: klic-klic.com.

Telecomunicaciones Gomo, S.A. de C.V. (TELEGOMO)
Established in April 1998, the corporate purpose of this company, in which GOMO holds 51% of shares, is purchase-sale and distribution of telephones and cellular telephone apparatus and accessories, among others. It is currently in suspension of activities.

J. DESCRIPTION OF PRINCIPAL ASSETS

The principal assets of Grupo Gomo include the following:

The building located at Alvaro Obregón No. 302. Col. Roma. Delegación Cuauhtemoc. C.P. 06700, with a total area of 1,495.31 m2 and a value of approximately $12,500,000. The property is in good condition and is owned by Gomo in proportion to its shareholdings.

The Company also has another building of its own, located at Av. Tláhuac No. 171, Col. Santa Isabel Industrial, Delegación Iztapalapa, CP 09820. This building is used as a service center and also has a small store.

The corporate headquarters of Grupo Gomo is located at Blvd. Adolfo López Mateos No. 2370, Col. Altavista, Delegación Alvaro Obregón, C.P. 01060. The administrative offices of the Company are in this building, which is leased.

Its main warehouse, which is also used as a distribution center and has a private bonded warehouse, is located at Marcelino Buendía No. 149, Col. Ejército Constitucionalista, Delegación Iztapalapa, C.P. 09223. This property, which has an area of 11,000 square meters, is in excellent condition and is also leased by the Company.

The Company has three commercial properties for the Telefashion stores, which are leased; they have a total area of 2,051.78 m^2.

The property where the Sala Chopin stores are located is leased and has a total area of 594.20 m^2.

Regarding the Company's own equipment, the total amount of its transportation equipment amounts to Mex. Ps. $9.652 million; computer and office equipment is valued at Mex. Ps. $8.808 million.

The property owned by Gomo is free from encumbrance.

K. LEGAL, ADMINISTRATIVE OR ARBITRATION PROCESSES

At the date of this report, the Company believes that it has no legal, administrative or arbitration processes other than those that are part of its normal course of business, in which Grupo Gomo were the defendant or that might have a significant impact on the Company's results.

L. SHARES REPRESENTING COMMON STOCK

The common stock of Gomo at December 31, 2000 is comprised as follows:

Common stock	No. of shares	Amount
Fixed portion	102'000,000	$205'920,810.16
Variable portion	0	0.00

The Sixth Clause of the Corporate Bylaws, which pertains to common stock, provides for the following:

"Common shall be represented by a SOLE SERIES, divided into two Classes: Class I, which represents the minimum fixed portion of shares; and Class II, which represents the variable portion of shares.

The minimum fixed portion of common stock, without withdrawal rights, is for the amount of Mex. Ps. $205'920,810.16 pesos, and will be represented by 102'000,000 ordinary Class I shares, without par value.

The variable portion of common stock will be represented by ordinary, nominative, Class II shares, without par value.

The variable portion of common stock cannot exceed ten times the minimum fixed portion, without withdrawal rights.

Common stock may be subscribed or purchased by Mexican or foreign individuals or corporations.

All ordinary shares will grant equal rights to holders and impose equal obligations. Nonetheless, the Extraordinary Stockholders' Meeting is empowered to agree to issue shares without voting rights, or limiting other corporate rights, pursuant to legislation applicable at the date of issue of said shares."

Integration of Common Stock over the past three years:

Common stock prior to placement of shares on the BMV:

❖ Stockholders' Meeting held on July 9, 1997, in which a capital increase was declared, remaining as follows:

Common Stock	No. of Shares	Amount
Fixed Portion	66'666,666	$54'104,554
Variable Portion	0	0.00

❖ Stockholders' Meeting held on September 4, 1997, in which another capital increase was declared, remaining as follows:

Common Stock	No. of Shares	Amount
Fixed Portion	75'757,575	$61'482,447.72
Variable Portion	0	0.00

On September 12, 1997, Gomo was registered on the Mexican Securities Exchange.

❖ The Stockholders' Meeting held on November 23, 1998 approved another capital increase in the fixed portion of common stock in the amount of **$39'999,997.44**, represented by **5,354,752** ordinary shares, without par value, of the Sole Series. The subscription price was **$7.47**, and therefore common stock was comprised as follows:

Common Stock	No. of Shares	Amount
Fixed Portion	81'112,327	$101'482,445.16
Variable Portion	0	0.00

This capital increase was subscribed and fully paid in cash.

❖ Another capital increase was declared at the Stockholders' Meeting held on October 11,1999.

It was decided to increase the fixed portion of common stock of the Sole Series, in the amount of **$104,438,365**, represented by **20,887,673** ordinary shares, without par value. The subscription price was **$5.00**.

Common Stock	No. of Shares	Amount
Fixed Portion	102'000,000	$205'920,810.16
Variable Portion	0	0.00

Of the increase declared, 1,506,233 shares remained as shares in the Treasury. Thus subscribed, paid-in capital at **December 31, 2000** was **$198,389,645.16,** represented by **100,493,767 shares**.

Repurchase Fund

The Stockholders' Meeting held on August 24, 1998 approved establishment of the Fund for Purchase of the Company's Own Shares, with an amount of $50'000,000.

Operation of this Fund began in April 2000, and at year-end a total of 8,840,000 shares had been purchased, for a total amount of $41,918,820.00.

M. DIVIDENDS

Between the date the shares began to be traded on the Exchange and December 31, 2000, the Company has not declared dividends; because income has been steadily reinvested in the Company.

III. FINANCIAL INFORMATION

3.1. SELECTED FINANCIAL INFORMATION

The information shown below was selected from the Financial Statements reported by the Company to the CNBV and the BMV:

Financial Information for the Years Ended December 31:

	1998	1999	2000
Net Sales....................	1,327,411	1,234,653	1,292,707

Gross Income..............	333,115	290,479	293,776
Operating Income........	185,191	132,038	136,623
Net Income.................	77,238	48,816	61,022
Income per Share............	0.95	0.48	0.60
Total Assets....................	728,489	854,155	1,022,811
Current Assets................	672,848	800,691	951,918
Fixed Assets, Net.............	42,996	37,805	55,877
Property, Plant and Equipment................	52,762	51,245	72,374
Depreciation and Amortization...............	(9,766)	(13,440)	(16,497)
Total.Liabilities.................	280,221	282,486	503,455
Current Liabilities.........	5,143	1,470	75,330
Stockholders' Equity........	448,268	571,669	519,356
Accounts Receivable Turnover......................	58 days	83 days	77 days
Accounts Payable Turnover..........................	63 days	95 days	88 days
Inventory Turnover...	134 days	140 days	183 days

Amounts in thousands of Mexican pesos of December 31, 2000.

3.2. Management's Comments on and Analysis of Operating Results and Financial Position

A table is shown in Point 3.1. of this section that contains selected financial information on the Company for each one of the years indicated. This information must be read in conjunction with the consolidated financial statements, including the notes to the financial statements; specifically, the rules for presenting and preparing consolidated financial statements, which are presented in Note 2 of the aforementioned financial statements.

The consolidated financial statements were prepared in conformity with Accounting Principles Generally Accepted in "(PCGA").

The general trend of the Company indicates a gradual recovery in its sales volume, due to the economic growth and stability of the Mexican economy over the past few years. Over the past three years, sales peaked in 1998, as a result of increased sales in the television line due to the World Soccer Cup.

Behavior of costs and selling prices has not shown important variations, mainly due to the stability and strength of the Mexican peso against the US dollar, and decreasing inflation rates within the domestic context. Furthermore, financing costs have also dropped and have had a favorable impact on the Company's operations.

A. OPERATING RESULTS

It is important to mention that results for the year 2000 and 1999 are not comparable at all to the extraordinary results obtained in 1998, due to the fact that the "World Soccer Cup" was held that year. As mentioned above, this type of events increase sales and income considerably.

Results in the year 2000 were characterized by an increase in the Company's own points of sale. During the second quarter of that year, three commercial spaces were leased, one in the southern part of the city and two in the State of Mexico, adjacent to Mexico City, for Telefashion stores. The market for these stores is comprised of medium and low-income groups, through sale of obsolete merchandise or articles with slight defects.

Furthermore, another branch of Sala Chopin was opened in Monterrey, Nuevo Leon, the subsidiary's fifth store.

At the end of the year 2000, the name brands of Eureka and Electrolux vacuum cleaners were added to Grupo Gomo's distribution portfolio. These highly prestigious brands were added to the appliance line, with good perspectives for market share.

As follows is presented an analysis of each operation caption. The amounts referred to in this report were taken from the consolidated financial statements of Grupo Comercial Gomo, S.A. de C. V., and subsidiaries.

Net Sales

During the year 2000, sales totaled Mex. Ps. $1,292.7 million, for an increase of 4.7% over total sales in 1999. Behavior of sales improved slightly over the year before, although a significant rise was registered during the last quarter of the year 2000, mainly as a result of holiday season purchases and the new products launched by Gomo on the market.

The increase shown during the last quarter of the year 2000 is significant for two reasons: not only because it represents an important effort over the period of greatest activity, but also because it breaks with the lateral behavior of sales shown throughout the year 2000.

Quarterly Sales

1T	2T	3T	4T	TOTAL

1998............	272,799	365,715	317,408	371,489	**1,327,411**
1999............	302,031	277,273	267,349	388,000	**1,234,653**
2000............	301,821	283,859	264,683	442,344	**1,292,707**

Amounts stated in thousands of Mexican pesos of purchasing power of December 31, 2000.

An analysis of sales for the year 2000, compared to those for 1999, by business line, shows a growth of 4.8% in the video line; and a rise of 66.9% in the entertainment line, but a decrease of 5.7% in the audio line. It is important to mention that the high growth rate for the entertainment line is due mainly to the fact that this line was only in operation under formal distribution for four months in 1999. The employment level, gradual recovery of purchasing power of salaries and a stable environment explain this behavior of sales.

Gross income

Gross income for the year showed an increase of approximately Mex. Ps. $3.3 million; which represents a 1.1% increase over the prior year. The gross profit margin fell from 23.5% in 1999 to 22.7% for the same period in the year 2000. The main reason for the marginal increase in gross income and the decrease in the profit margin resides in the price competition throughout the year 2000. Thus the company decided to reduce margins to allow for increased sale of products.

Quarterly Gross Income

	1T	2T	3T	4T	Total
1998	81,992	88,291	74,756	88,076	**333,115**
1999	73,478	63,669	59,330	94,002	**290,479**
2000	72,014	63,998	62,868	94,896	**293,776**

Amounts in thousands of Mexican pesos of December 31, 2000.

Operating Expenses

Operating expenses at year-end 2000 totaled 2000, Mex. Ps. $157 million; which represented an annual decline of Mex. Ps. $1.3 million, or 0.81%, over expenses in 1999. The year 2000 is very important, since it marked a break with the upward trend in expenses, despite the increase in sales. Operating expenses dropped compared to the prior year, despite the rise in number of units; this was translated into more efficient operations.

The aforementioned reduction in operating expenses is the result of a strict expense control program and salaries in line with inflation.

Operating Income

Operating income for the year 2000 totaled Mex. Ps. $136.6 million, for an increase of 3.5% over income the year before. The operating margin was 10.6%, similar to the margin reported in 1999. As mentioned above, although the Company's margins remain the same, given the price competition on the market, revenues have increased, in line with the larger volume of units sold.

Quarterly Operating Income

	1T	2T	3T	4T	Total
1998	52,032	49,085	41,389	42,685	**185,191**
1999	41,622	18,917	18,546	52,953	**132,038**
2000	36,884	30,635	23,788	45,316	**136,623**

Amounts in thousands of Mexican pesos of December 31, 2000.

Operating income shows a trend toward recovery, bearing in mind that 1998 was impacted by events of a cyclical nature, as explained above. Quarterly behavior for the last year was more in line with normal condition, a result of Gomo's efforts to reduce the significance of the cyclical increase during the holiday season.

Comprehensive Financing Cost

The Comprehensive Financing Cost in the year 2000 is placed at $40.6 million, which represents a decrease of $14.9 million, or 26.9 %, under the Mex. Ps. $55.6 million reported for the same period in 1999. This reduction is supported mainly by lower financial liabilities and lower interest rates, which originated a decline of 28.4% in financial expenses compared to the same period in 1999. On the other hand, the exchange result for the period was $4.2 million higher than in 1999.

The policy of lowering liabilities with financial cost, established since 1999, allowed for positive results in the comprehensive financing cost at year-end 2000.

Other Expenses / Income

The caption of other expenses and income was benefited by recovery of approximately Mex. Ps. $6.4 million in taxes paid in prior years, sale of fixed assets for $1.3 million and recovery of insurance policies for Mex. Ps. $1.6 million. This represents an increase of 592% over the year before.

Income Tax

As a result of entry into force of the new Bulletin D-4, income tax for the year was affected by recognition of the tax effect of temporary items that are not deductible or accruable; and which represent asset or liability items in the balance sheet. Thus, at year-end 2000, deferred income tax charged to results for the year 2000 totaled $17.1 million, while prior year, unappropriated income showed a decrease of $59.4 million, due to the effect of deferred tax on the financial position at the beginning of the year.

Net Income

Net income for the year 2000 totaled Mex. Ps. $61.0 million, an increase of 25% over income for the prior year, when revenues totaled Mex. Ps. $48.8 million. As mentioned above, this was the result of increased efficiency by the Company.

B. FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In accordance with Mexican GAAP, the company presents the consolidated statement of changes in financial position in conformity with Bulletin B-12, which identifies generation and appropriation of funds representing differences between the balances in constant Mexican pesos in the initial and final financial statements. Consequently, the changes that appear in the statement of changes in financial position included in the Consolidated Financial Statements do not necessarily represent cash flow activities.

During the year ended December 31, 2000, the resources used in operations totaled Mex. Ps. $32.2 million, which represents a variation compared to the resources generated by operations in 1999 for Mex. Ps. $48.7 million. This decrease is mainly the result of a significant increase in the caption of inventories, for Mex. Ps. $140.3 million.

Inventory levels remained constant in 1998 and 1999. Nonetheless, during the year 2000, they showed an increase of Mex. Ps. $140.3 million, as a result of adding new product lines during the year, principally in the entertainment line, which in 1999 had only a small participation during the last four months of the year; and the new vacuum cleaner line. In addition, there was an impact due to new stores opened during the year 2000, as well as the increase in inventory days in transit, as a result of the fact that an important part of purchases of the Kenwood and Philco were made in the Orient, rather than in the United States.

During the year 2000, resources generated by financing activities totaled Mex. Ps. $89.3 million, for an increase of Mex. Ps. $65.3 million over 1999. The financing result is due mainly to an increase in notes payable and repurchase of shares by the Company for Mex. Ps. $43.3 million. Use of resources was focused on property purchases. Therefore the resources used in investment during the year 2000 totaled Mex. Ps. $37 million, for an increase of 8.6% over the resources used in 1999.

At December 31, 2000, the Company had cash and cash equivalents for a total of Mex. Ps. $54.3 million, for an increase of 245% over cash for the prior year.

The Company's principal sources of liquidity originate mainly from sales, as well as from lines of credit.

Debt Level

The Company obtains short-term funding from various Mexican and international banks. Short-term funding consists of lines of credit denominated in Mexican pesos and in US dollars. There is a certain cyclical nature in working capital requirements; and in consequence, financing. This is during the pre-holiday season since the Company needs inventories to cover the seasonal increase in sales.

At December 31, 2000, the amount of short-term notes payable totals Mex. Ps. $32.9 million, which are denominated in Mexican pesos, at the interest rates described as follows:

> Banco Mercantil del Norte S.A. (*) Unsecured loan at a fixed annual interest rate of 19.10%, in Mexican pesos, due on March 20, 2001.
>
> Banco Mercantil del Norte S.A. (*) Unsecured loan at a fixed annual interest rate of 17.70%, in Mexican pesos, due on January 9, 2001.
>
> BBVA Bancomer. S.A. (*) Unsecured loan at a fixed annual interest rate of 20.6 75%, in Mexican pesos, due on January 16, 2001.
>
> BBVA Bancomer. S.A. (*) Unsecured loan at a fixed annual interest rate of 20.075%, in Mexican pesos, due on June 19, 2001.

Banco Invex, S.A. (*). Unsecured loan at a the inter-bank equilibrium interest rate, plus 1.25 points, pre-fixed, due on February 20, 2001.

Transamerica Comercial. Simple loan on a revolving-credit line, at the prime rate plus five points, secured through letters of credit from BBVA Bancomer, S.A.

At that same date, the long-term debt totals Mex. Ps. $75.3 million: of this total, deferred income tax accounts for $74.5 million, as a result of adoption of the provisions of Bulletin D-4 starting on January 1, 2000.

As follows is a table with information on the indebtedness level of Grupo Gomo in the past three years:

DEBTS	1998	
	DLLS	PESOS
LOAN IN US DOLLARS, VARIABLE RATE......	210,905	2,089,011
LOAN IN US DOLLARS, PRIME RATE PLUS THREE POINTS..............	2,611,121	25,863,156
FIXED RATE IN MEXICAN PESOS..............		39,000,000
VARIABLE RATE IN MEXICAN PESOS (CAPITAL LEASE)...		5,438,505
TOTAL..	**2,822,036**	**72,390,672**

Exchange rate used in conversion: 9.9050

DEBTS	1999	
	DLLS	PESOS
LOAN IN US DOLLARS, VARIABLE RATE.................	559,549	5,326,908
VARIABLE RATE IN MEXICAN PESOS (CAPITAL LEASE)...		3,258,066
TOTAL..	**559,549**	**8,584,974**

Exchange rate used in conversion: 9.5200

DEBTS	2000	
	DLLS	PESOS
FIXED RATE IN MEXICAN		

PESOS...		110,000,000
VARIABLE RATE IN MEXICAN PESOS		
(CAPITAL LEASE).....................................		1,323,731
TOTAL...		**111,323,731**

The total amount of the credit lines available for the past three years were as follows:

	Mexican Pesos	**US Dollars**
1998	150,000,000	25,200,000
1999	232,800,000	61,400,000
2000	291,000,000	87,700,000

The Company keeps cash in both Mexican pesos and in US dollars.

It is important to mention that there is no investment commitment at this date, or any tax debts.

IV. MANAGEMENT

4.1. ADMINISTRATORS AND STOCKHOLDERS.

Board of Directors

The Board of Directors of Grupo Gomo is made up of 10 regular members and three alternates. The Monitoring Body is comprised of the Regular Examiner and an alternate. At December 31, 2000, the members of the Board of Directors of Gomo are as follows:

MEMBERS OF THE BOARD OF DIRECTORS

TITLE	REGULAR MEMBER	ALTERNATE
Chairman	Juan Manuel Jiménez Gómez	
Board member	Ricardo H. Cabrera Murillo	Carlos López Leal
Board member	Guillermo Durand Cercas	
Board member	José Carral Cuevas	Pascual Aranálde Blanno
Board member	Javier Cervantes Sánchez Navarro	
Board member	Eduardo Zea Mir	
Board member	Emilio Bassini	
Board member	Benjamín Hough	
Board member	Sanford Antignas	
Secretary	Fernando Gamboa Bustamante	Cecilia Cajiga Castillo
Examiners	Fernando J. Morales Gutiérrez	Miguel Ángel González Jaimes

The members of the Board of Directors as well as the Examiners of the Corporation have been appointed at Ordinary Stockholders' Meetings. They are generally appointed at the Annual Stockholders' Meeting for that year, and most of them are confirmed every year.

Principal Officers

As follows is a list of the Principal Officers of Grupo Gomo, and the time they have been working for the Company:

NAME	TITLE	Date of entry
Juan Manuel Jiménez Gómez	General Director	November 1989
Ricardo H. Cabrera Murillo	Comercial Director	July 1992
Víctor Escamilla Marván	Finance and Administrative Director	June 1996
Guillermo Durand Cercas	Marketing and Advertising Director	March 1996
Fernando Gamboa Bustamante	Director of Legal Affairs	July 1994
Cecilia Cajiga Castillo	Manager of Legal Affairs	January 1998

None of the top executives of the Company are related by blood or by marriage up the third degree.

Total remuneration of all top executives for the year 2000 reached Mex. Ps. $3,427,964.74 pesos. Members of the Board of Directors and Examiners of the Corporation were paid Mex. Ps. $1,000.00, net, for each meeting they attended, and received no benefits of any other type. It is important to mention that Gomo executives do not receive any remuneration over and above their salaries.

There is no plan, agreement or program for involving employees in the Company's common stock.

Shareholdings

As follows is a list of the individual shareholdings of the Members of the Board and Principal Officers of Gomo:

Name	No. of Shares	%
Juan Manuel Jiménez G.	27'320,041	26.78%
Ricardo H. Cabrera Murillo	1'854,457	1.82%
Guillermo Durand Cercas	1'013,222	0.99%
Carlos López Leal	443	0.00%
José Carral Cuevas	62,000	0.06%
Pascual Aranalde Blanno	0	0.00%
Javier Cervantes Sánchez N.	0	0.00%
Eduardo Zea Mir	0	0.00%
Emilio Bassini	0	0.00%
Benjamin Hough	0	0.00%
Sanford Antignas	0	0.00%
Fernando Gamboa B.	1'696,241	1.66%
Cecilia Cajiga Castillo	0	0.00%
Víctor M. Escamilla Marván	0	0.00%

Stockholders

The shareholdings of stockholders in Gomo, at December 31, 2000 are as follows:

STOCKHOLDER	No. of Shares	%
Juan Manuel Jiménez Gómez	27'320,041	26.78
Grupo Sanborn´s, S.A. de C.V.	26'015,728	25.51
Publicly-traded shares	13'169,911	12.91
Latin America Capital Partners II L.P.	10'901,484	10.69
Fondo de Recompra	8'540,008	8.37
Fondo de Optimización de Capitales, S.A. de C.V.	3'431,000	3.36
Joaquín López Negrete Camou	2'611,739	2.56
María Isabel Barragán Salinas	2'255,796	2.21
Ricardo H. Cabrera Murillo	1'854,457	1.82
Fernando Gamboa Bustamante	1'696,241	1.66
Temphis Limited	1'684,140	1.65
Shares in the Treasury	1'506,233	1.48
Guillermo Durand Cercas	1,013,222	0.99

Total	**102'000,000**	**100.0**

As follows in the position of shareholdings at December 31, 1999:

Stockholder	No. of Shares	%
Publicly-traded shares	27'385,527	26.85
Juan Manuel Jiménez Gómez	27'320,041	26.78
Grupo Sanborn's, S.A. de C.V.	20'249,764	19.85
Latin America Capital Partners II L.P.	10'901,484	10.69
Fondo de Optimización de Capitales, S.A. de C.V.	3'431,000	3.36
Joaquín López Negrete Camou	2'658,733	2.61
María Isabel Barragán Salinas	2'255,796	2.21
Ricardo H. Cabrera Murillo	1'855,238	1.82
Fernando Gamboa Bustamante	1'697,022	1.66
Temphis Limited	1'684,140	1.65
Shares in the Treasury	1'506,233	1.48
Guillermo Durand Cercas	1,055,022	1.03
Total	**102'000,000**	**100.0**

As follows in the position of shareholdings at December 31, 1998:

Stockholder	No. of Shares	%
Juan Manuel Jiménez Gómez	28'733,861	35.4
Publicly-traded shares	24'163,879	29.8
Latin America Capital Partners II L.P.	8'324,186	10.3
Fondo de Optimización de Capitales, S.A. de C.V.	5'884,000	7.3
Joaquín López Negrete Camou	5'224,733	6.4
Ricardo H. Cabrera Murillo	2'071,023	2.6
María Isabel Barragán Salinas	2'043,661	2.5
Fernando Gamboa Bustamante	1'852,822	2.3
Temphis Limited	1'684,140	2.1
Guillermo Durand Cercas	1'130,022	1.4
Total	**81'112,327**	**100.0**

It is important to mention that no foreign government or any other individual or corporation holds a controlling interest, either directly or indirectly, in Grupo Comercial Gomo S.A. de C.V.

Nor does the Company have any Management Intervention Body.

4.2 AUDITORS

In the past three years, the consolidated financial statements of Grupo Gomo have been audited by the accounting firm of Price Waterhouse Coopers, whose report is attached hereto.

Price Waterhouse Coopers does not provide any other service to the Company, with the exception of audit of its financial statements and advisory services of a tax nature.

4.3 TRANSACTIONS WITH RELATED PARTIES AND CONFLICT OF INTerest

Grupo Comercial Gomo, S.A. de C.V. acquired in March 1998, 51.04% of the shares of Chopin, S.A. de C.V. The rest of the shares are owned by private parties, some of whom include stockholders of the Company.

V. STOCK MARKET

1. Stock Structure

At December 31, 2000, the Company's shares are traded on the BMV, under the trade code GOMO. The Company has 102,000,000 outstanding shares.

2. Behavior of shares on the Securities Exchange

The behavior of GOMO's shares on the BMV has been as shown below:

ANNUAL INFORMATION

PERIOD	VOLUME TRADED	MINIMUM PRICE	MAXIMUM PRICE
1997	37,652,080	4.84	17.10
1998	41,653,790	6.65	18.79
1999	36,355,840	4.72	10.85
2000	20,140,000	3.70	6.10

QUARTERLY INFORMATION

PERIOD	VOLUME TRADED	MINIMUM PRICE	MAXIMUM PRICE
1Q99	16,389,200	5.94	10.29
2Q99	4,364,836	6.13	10.85
3Q99	14,705,380	4.72	6.79
4Q99	896,421	5.00	7.00
1Q00	6,251,000	4.20	6.10
2Q00	6,184,000	4.49	5.78
3Q00	5.819.000	4.00	6.00
4Q00	1.886.000	3.70	4.15

MONTHLY INFORMATION

PERIOD	VOLUME TRADED	MINIMUM PRICE	MAXIMUM PRICE
Dec.-99	635.000	3,70	3,80
Jan.-00	155.300	3,11	3,70
Feb.-00	1.877.600	3,89	3,90
March-00	29.100	3,85	5,20
April-00	-	-	-

VI. ATTACHMENTS

The following documents are attached to this report on Grupo Comercial Gomo, S.A. de C.V.:

1. Audited Financial Statements for the Years Ended 1999 and 2000:

a) Balance Sheet or Statement of Financial Position
b) Statement of Income
c) Statement of Changes in Stockholders' Equity
d) Statement of Changes in Financial Position
e) Notes to the Financial Statements

2. Responsibility Letters

Mexico City, Federal District, June 20, 2001

Comision Nacional Bancaria y de Valores
Vicepresidencia de Supervision Bursatil
Direccion General de Supervision de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 Mexico, D.F.

We refer to the annual report of shares representing the capital stock of Grupo Gomo, S.A. de C.V., in the Securities Section in the Registro Nacional de Valores e Intermediarios (*Securities Section of the National Registry of Securities and Brokers*), to express before this Commission, the following:

1. We know the scopes and liabilities before general investors, competent authorities and other participants in the stock market, which imply to be a corporation with securities registered in the Registro Nacional de Valores e Intermediarios (*National Registry of Securities and Brokers*), which are quoted at a market price in the Bolsa Mexicana de Valores, S.A. de C.V. (*Mexican Bolsa*).

2. We have revised the annual report up to December 31, 2000, which was prepared taking as a basis the information provided by officials of this Corporation, who agreed its contents. Likewise, we do not have any record regarding relevant information which could have been omitted or misrepresented in said report, or if the same contains information which may induce to an error affecting the investors.

Sincerely Yours,

/s/ Juan Manuel Jimenez Gomez

Juan Manuel Jimenez Gomez

Managing Director

/s/ Victor Manuel Escamilla Marvan

Victor Manuel Escamilla Marvan

Certified Accountant

Administration and Financial Director